AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES CHANGE IN MANAGEMENT AND BOARD OF DIRECTORS

EDMONTON, ALBERTA - May 3, 2007 - ViRexx Medical Corp. (“ViRexx”)(TSX:VIR; AMEX:REX), announces that Dr. D. Lorne Tyrrell has resigned as Chief Executive Officer, Chief Scientific Officer and a director of ViRexx. ViRexx thanks Dr. Tyrrell for his past service. Dr. Tyrrell will continue to serve as Chief Scientific Advisor to ViRexx pursuant to a Consulting Agreement.

Marc Canton, former President and Chief Operating Officer, Scott Langille, former Chief Financial Officer and Jean Paul Laurin, former Business Development Director, are no longer employed by ViRexx.

Gary Woerz has been hired by ViRexx as Chief Financial Officer. Mr. Woerz has a degree in accounting from San Jose State University and a MBA from Pepperdine University. He has been employed previously by reporting issuers in the United States and brings to ViRexx experience in dealing with all levels of regulatory matters.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

For more information, please contact:

Peter Smetek
Chairman
ViRexx Medical Corp.
Tel: (713)529-6277
Fax: (713)807-7743
petersmetek@sbcglobal.net